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FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached SEC Form 17-C filed by Metro Pacific Investments Corporation ("MPIC") with the Philippine Stock Exchange in relation to a Press Release to be issued by Landco Pacific Corporation.

Dated this the 16th day of September, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. **15 September 2008**
   Date of Report (Date of earliest event reported)

2. SEC Identification Number **CS200604494**

3. BIR Tax Identification No. **244-520-457-000**

4. **METRO PACIFIC INVESTMENTS CORPORATION**
   Exact name of issuer as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. [ ] (SEC Use Only)
   Industry Classification Code:

7. **10th Floor, MGO BUILDING, LEGAZPI COR. DELA ROSA STREETS, LEGAZPI VILLAGE, MAKATI CITY, METRO MANILA, PHILIPPINES**
   ....
   Address of principal office — Postal Code

8. **(632) 888-0888**
   Issuer's telephone number, including area code

9. **NA**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
COMMON SHARES OF STOCK	**7,027,726,813***

**as reported by the stock transfer agent as of 31 August 2008.*

11. Indicate the item numbers reported herein: **Item 9**

Item 9. Other Items

Attached is a Press Release issued by Landco Pacific Corporation entitled "MPIC and ABHC both Bullish on Landco" for dissemination to the press.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

METRO PACIFIC INVESTMENTS CORPORATION
MPIC or Issuer

15 September 2008
Date

....
JOSE MA. K. LIM
President & CEO

LANDCO

Press Statement

Contact: Media Relations Department Agatep Associates Inc.
635-93-55 to 60 E christinejoy.orosco@agatep.com

MPIC and ABHC both bullish on Landco

In a joint statement, Metro Pacific Investments Corporation (MPIC), represented by its President, Jose Ma. Lim and AB Holdings Corporation (ABHC) Vice Chairman and Landco President & CEO, Alfred Xerez-Burgos, Jr. said that Landco remains on track for growth despite the possible change in ownership. MPIC has a 51% stake in Landco with partner AB Holdings Corporation (ABHC) and the Xerez-Burgos group holding 49% in the same.

Both parties have indicated their interest to invest in Landco because of the bright prospects the company offers. If ABHC is able to find an investor, then it would generate sufficient funds to acquire MPIC's share and propel Landco to fulfill its business plan. If on the other hand MPIC buys out ABHC's share, it would justify MPIC's move to increase its equity in Landco since it will now be of significant size to be more competitive in the industry. Evidence of MPIC's belief in Landco's viability is the recent P500 million loan facility it extended to speed up completion of projects. "At this point, MPIC is just rationalizing its investment in Landco given the size of its investment portfolio including infrastructure, utilities and healthcare," Jose Ma. Lim said.

MPIC is extending a PhP 500 M loan to Landco to ensure the faster completion of projects to convert Landco's remarkable 91% increase in sales from last year into revenues, and thereby increasing Landco's profits. This infusion is line with MPIC's desire to build Landco as a major real estate player or otherwise dispose its stake if not given the chance. Meanwhile, ABHC has the option to raise 49% of its share in the short-term loan and exercise its option to buy MPIC's 51% stake and has until November of 2008 (under certain conditions) to signify its intent to do so.

Jose Ma. Lim further said that "MPIC would like to assure Landco's other stakeholders that if MPIC buys out ABHC's stake in Landco, ABHC and the Xerez-Burgos group will retain a 10% stake in Landco. At the same time, Mr. Xerez-Burgos and the management team have agreed to stay on to ensure stability and continuity of the business." Meanwhile, Landco's President & CEO, Alfred Xerez-Burgos, Jr. says "In any scenario, Landco's growth and sustainability is assured."

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Landco Pacific Corporation is the developer of high-end leisure, urban, and hometown communities, hotels and resorts, malls and CBD complexes. For 18 years, the company has made its mark in Philippine real estate, and is widely acknowledged to be the leader in leisure development. As the purveyor of resort living experiences, Landco is committed to consistently create innovative and outstanding lifestyle products that revolutionize the way you live...Life at your leisure. For more information, call 836-5000, email customerrelations@landcopacific.com or visit www.landcopacific.com .

END